Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING CORPORATION

2017 third quarter RESULTS conference call and webcast

Calgary, Alberta, Canada – October 3rd, 2017

Precision Drilling Corporation (“Precision”) intends to release its 2017 third quarter results before the market opens on Friday, October 27, 2017 and has scheduled a conference call and webcast to begin promptly at 12:00 Noon MT (2:00 p.m. ET) on the same day.

The conference call dial in numbers are 844-515-9176 or 614-999-9312 (International) or a live webcast is accessible on Precision’s website at www.precisiondrilling.com

An archived version of the webcast will be available for approximately 60 days. An archived recording of the conference call will be available approximately one hour after the completion of the call until October 30, 2017 by dialing 855-859-2056 or 404-537-3406, passcode 93161565.

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service and snubbing rigs, camps, rental equipment, and wastewater treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada. Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Senior Vice President & Chief Financial Officer

403.716.4566

Ashley Connolly, Manager, Investor Relations

403.716.4725

800, 525 - 8th Avenue S.W.

Calgary, Alberta, Canada T2P 1G1

Website: www.precisiondrilling.com